Issuer Free Writing Prospectus
Filed pursuant to Rule 433(d)
Registration No. 333-148248
April 20, 2009
Export Development Canada / Exportation et développement Canada (“EDC”)
U.S. $1,000,000,000 3.125% United States Dollar Bonds due 2014
Final Term Sheet

Issuer:	Export Development Canada / Exportation et développement Canada

Title:	3.125% United States Dollar Bonds due April 24, 2014

Ratings:	AAA/Aaa/AAA (S&P, Moody’s, DBRS)

Format:	SEC Registered

Size:	$1,000,000,000

Trade Date:	April 20, 2009

Settlement Date:	April 24, 2009

Maturity Date:	April 24, 2014

Callable:	No, unless any change in the laws or regulations of Canada that would require the payment by EDC of additional amounts on the bonds

Interest Payment Dates:	April 24 and October 24

First Interest Payment Date:	October 24, 2009

Benchmark Treasury:	UST 1.75% due March 31, 2014

Benchmark Treasury Price and Yield:	99-24, 1.803%

Spread to Benchmark Treasury:	UST + 135.75 bps

Yield to Maturity:	3.161%

Coupon:	3.125%

Price:	99.835%

Day Count:	30/360

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	$5,000 and increments of $5,000 in excess thereof

Listing:	Luxembourg Euro MTF Market

Status:	The bonds will carry the full faith and credit of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

Governing Law:	Province of Ontario / Canada

Business Days:	New York, London, Toronto

Representatives:	Banc of America Securities LLC BNP Paribas Securities Corp. HSBC Securities (USA) Inc. RBC Capital Markets Corporation

Co-managers:	Calyon Securities (USA) Inc.
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Credit Suisse Securities (Europe) Limited
Deutsche Bank Securities Inc.
J.P. Morgan Securities Ltd.
Mizuho International plc
Morgan Stanley & Co. International plc
Scotia Capital (USA) Inc.
The Toronto-Dominion Bank

Billing and Delivering:	BNP Paribas Securities Corp.

CUSIP:	30216BBS0

ISIN:	US30216BBS07

Reference Document:	Prospectus Supplement subject to completion, dated April 20, 2009; Prospectus dated January 15, 2008

http://www.sec.gov/Archives/edgar/data/276328/000120621209000077/m54789e424b2.htm

Legend:	This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322 for Banc of America Securities LLC, 1-800-854-5674 for BNP Paribas Securities Corp., 1-866-811-8049 for HSBC Securities (USA) Inc. and 1-866-375-6829 for RBC Capital Markets Corporation.

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